Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: July 9, 2008

FRONTIER PACIFIC MINING CORPORATION

NEWS RELEASE

TSX-V: FRP	July 8, 2008

ELDORADO HOLDS 93% OF OUTSTANDING FRONTIER COMMON SHARES

VANCOUVER, BC – Frontier Pacific Mining Corporation (“Frontier” or “we”) announced that as of today’s date, approximately 157,653,953 million common shares of Frontier, which were validly deposited to Eldorado Gold Corporation’s (“Eldorado”) offer to purchase all of the outstanding common shares of Frontier (the “Offer”), have been taken up and paid for by Eldorado. Consequently, Eldorado now owns approximately 93% of all of the outstanding common shares of Frontier.

Frontier also announced that it has accepted the resignations of Peter F. Tegart, Brian Lock, Mohan R. Vulimiri, Ian Laurent, Adam Kniec, Giovanna Martino, Stewart L. Blusson, Victor H. Bradley, George Markopoulos and G. Ross McDonald, in their respective capacities as officers and/or directors of Frontier. Frontier wishes to thank each of these individuals for their service. Paul N. Wright, President and Chief Executive Officer of Eldorado, Earl Price, Chief Financial Officer of Eldorado and Dawn Moss, Corporate Secretary of Eldorado, respectively, have been appointed as directors of Frontier. In addition, Mr. Wright will serve as President and Chief Executive Officer, Mr. Price will serve as Chief Financial Officer, Norm Pitcher will serve as Chief Operating Officer and Dawn Moss will serve as Corporate Secretary, respectively, of Frontier.

In order to enable the remaining Frontier shareholders to receive prompt payment of the same consideration paid to those Frontier shareholders who have already tendered, Eldorado has extended its Offer until 5:00 pm (Toronto time) on July 15, 2008. A Notice of Variation and Extension has been filed with applicable securities regulatory authorities and mailed to Frontier’s shareholders.

The price of Eldorado’s Offer is 0.1220 Eldorado common shares, Cdn. $0.0001 in cash and one exchange receipt for each common share of Frontier. Subject to the terms of an exchange receipt indenture, each exchange receipt entitles its holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council accepting the Environmental Terms of Reference drafted by the Ministry of Environment in respect of Frontier’s Perama Hill project.

Eldorado has stated that since the Offer has been accepted by holders of more than 90% of the Frontier common shares it will exercise its right to acquire the remaining common shares of Frontier pursuant to a compulsory acquisition under the British Columbia Business Corporations Act, as described in the Offer. Eldorado has stated that it expects to complete the compulsory acquisition within the next 90 days.

How to Tender

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

ON BEHALF OF

FRONTIER PACIFIC MINING CORPORATION

“Paul N. Wright”

Paul N. Wright,

President & Chief Executive Officer

The TSX Venture Exchange (the “Exchange”) has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release. The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

This news release may contain forward-looking statements that are based on Frontier expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict.

Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and Frontier undertakes no obligation to update them publicly or to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Contact:

Earl W. Price, Chief Financial Officer

Phone: 604.601.6661 or 1.888.353.8166

Fax: 604.687.4026

Email: earlp@eldoradogold.com